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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                                            COMMISSION FILE NUMBER


      (Check One): [ ] Form 10-KSB [ ] Form 11-K [ ] Form [X] Form 10-QSB
[ ] Form N-SAR

      For Period Ended:        January 31, 2007
                          -------------------

[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on From 11-K

      For the Transition Period Ended:
                                       -----------------------------------------



      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       IMPLANTABLE VISION, INC.
                         -------------------------------------------------------

Former name if applicable
                              BAYMARK TECHNOLOGIES, INC.
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Address of principal executive office (Street and number)

2030 47TH STREET, SECOND FLOOR
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City, state and zip code      ASTORIA, NEW YORK 11105
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PART II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      [X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]    (b)  The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

      [ ]    (c)  The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III

      State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

      The preparation of our Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2007 will be delayed due the fact that we encountered delays in the preparation of the disclosure to be contained in the Form 10-QSB.

      As a result of the foregoing, our Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2007 could not be completed by the required filing date without unreasonable cost and effort, but will be completed and filed on or before March 21, 2007.

PART IV

      (1) Name and telephone number of person to contact in regard to this notification.

             Eric M. Hellige                      (212) 421-4100
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      (2)   Have all other periodic reports required under section 13 or 15(d)
            of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                  Yes [X]                 No [ ]

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if

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            appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Yes [X]                 No [ ]

      We anticipate a significant change in our results of operations for the fiscal quarter ended January 31, 2007 as compared to the fiscal quarter ended January 31, 2006 for the reasons described below.

      As previously reported in our Current Report on Form 8-K, dated December 19, 2005 and filed with the Commission on December 21, 2005, we acquired, through our wholly-owned subsidiary BT Acquisitions, Inc., all of the outstanding equity interests of JIGJIG, LLC, a privately-held limited liability company. We anticipate a significant change in our results of operations for the quarter ended January 31, 2007 as compared to the quarter ended January 31, 2006 primarily due to the additional expenses that we incurred in the quarter ended January 31, 2007 in connection with the operation of the business that we acquired from JIGJIG.

      Total operating expenses increased from $150,345 to $811,864 for the quarters ended January 31, 2006 and 2007, respectively. The increase in these expenses was primarily a result of additional compensation expenses, research and development expenses, and general and administrative expenses arising in connection with the operation of the business that we acquired from JIGJIG, and expenses arising from our acquisition of certain intellectual property assets of CIBA Vision AG in June 2006. The acquisition of these intellectual property assets was previously reported in our Current Report on Form 8-K, dated June 23, 2006 and filed with the Commission on June 26, 2006, which Current Report was amended by that certain Current Report on Form 8-K filed with the Commission on June 27, 2006. As a result of these expense increases, we incurred a net loss of approximately $833,864 for the quarter ended January 31, 2007 as compared to a net loss of $150,345 for the quarter ended January 31, 2006.

      IMPLANTABLE VISION, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 16, 2007               By:    /s/ William Rozakis
                                           -------------------------------------
                                    Name:  William Rozakis
                                    Title: Secretary and Chief
                                           Financial Officer